WF International Limited

No. 1110, 11th Floor, Unit 1, Building 7

No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

May 22, 2026

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	WF International Limited
Registration Statement on Form F-3 Filed May 11, 2026 File No. 333-295778

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WF International Limited hereby requests acceleration of effectiveness of the above-referenced Registration Statement and so that it will become effective at 4:00 p.m. ET on Wednesday, May 27, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Ni Jiang
Ni Jiang
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP